SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

COMMERCIAL CAPITAL BANCORP, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE

(Title of Class of Securities)

20162L 10 5 (CUSIP Number)

DECEMBER 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(c)

Page 1 of 6 Pages

CUSIP NO. 20162L 10 5	Page 2 of 6 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person Stephen H. Gordon

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,928,076 6. Shared Voting Power 11,000 7. Sole Dispositive Power 3,928,076 8. Shared Dispositive Power 11,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,939,076

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 16.86%

12.	Type of Reporting Person IN

CUSIP NO. 20162L 10 5	Page 3 of 6 Pages

Item 1.	(a)	Name of Issuer:

Commercial Capital Bancorp, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

One Venture, Suite 300 Irvine, CA 92618

Item 2.	(a)	Name of Person Filing:

Stephen H. Gordon

	(b)	Address of Principal Business Office or, if none, Residence:

One Venture, Suite 300 Irvine, CA 92618

	(c)	Citizenship:

U.S.

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

	(e)	Cusip Number:

20162L 10 5

CUSIP NO. 20162L 10 5	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), whether the person filing is a:

N/A

Item 4.	Ownership.

(a) Amount beneficially owned: 3,939,076

(b) Percent of class: 16.86% (1)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 3,928,076

(ii) Shared power to vote or to direct the vote: 11,000

(iii) Sole power to dispose or to direct the disposition of: 3,928,076

(iv) Shared power to dispose or to direct the disposition of: 11,000

(1) Percentage of class based on 22,541,794 shares outstanding as of February 6, 2004.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

If this statement is Filed Pursuant to check whether the person filing is a:

CUSIP NO. 20162L 10 5	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 20162L 10 5	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004	By:	/s/ Stephen H. Gordon

Stephen H. Gordon